UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2024

Alejandro Hernandez
President and Director
Calor Del Sol Inc.
1400 112th Ave. SE, Suite 100
Bellevue, WA 98004

Re: Calor Del Sol Inc.
Registration Statement on Form S-1
Filed June 12, 2024
File No. 333-280138

Dear Alejandro Hernandez:

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your registration statement fails to include financial statements meeting the requirements of Regulation S-X, as well as any financial information required by Rule 3-05 and Article 11 of Regulation S-X.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Befumo